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July 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Midland Opportunistic REIT, LLC Offering Statement on Form 1-A Response dated June 16, 2021 File No. 024-11530

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Midland Opportunistic REIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 16, 2021 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on May 20, 2021 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Offering Statement on Form 1-A filed May 20, 2021

Will I have the opportunity to redeem my common shares?, page 5

1.       We note your disclosure that for redemptions that occur during the introductory period, an investor would receive back his or her "original investment amount." We also note your disclosure on page 8 that you " intend to limit individual redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request, which may affect whether the entirety of a redemption request will be considered to be in the 'Introductory Period' or 'Post-Introductory Period.'" Please revise your disclosure on page 6 and elsewhere as applicable to clarify that an investor would only receive his or her "original investment amount" upon redemption in the 90-day introductory period to the extent it were less than 5,000 common shares or $50,000 worth of common stock, or advise.

Response to Comment No. 1

In response to the Staff's comment, the Company will revise the disclosure throughout the offering circular (specifically on pages 6, 26, and 112) to be filed following qualification of the Offering Statement, as follows (modified disclosure in bold, underlined and italicized font):

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount (to the extent such original investment amount is equal to the lesser of (i) the value of 5,000 common shares or (ii) $50,000 worth of common shares (the “Redemption Limit”), and the Redemption Limit is not waived), from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount. To the extent the original investment amount is greater than the Redemption Limit, and the Redemption Limit is not waived, the Company will redeem the original investment amount up to the Redemption Limit during the Introductory Period, and will redeem the balance of the original investment amount over the course of one or more subsequent quarters.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP